THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

RETURN OF PURCHASE PAYMENT DEATH BENEFIT RIDER

Notwithstanding any provision in the Contract to the contrary, this Rider is a part of the Contract to which it is attached. Should any provision in this Rider conflict with the Contract, the provisions of this Rider will prevail.

Capitalized terms within this Rider that are not defined in this Rider are defined or otherwise described in the Contract to which this Rider is attached, including any endorsements or other riders attached to such Contract.

This Rider replaces the “AMOUNT OF DEATH BENEFIT” and “SPOUSAL BENEFICIARY CONTINUATION” provisions under the “DEATH BENEFIT PROVISIONS” section in the Contract.

TABLE OF CONTENTS

SECTIONS	[PAGE(S)]

Rider Data Page:	[2]

Definitions:	[3]

Amount of Return of Purchase Payment Death Benefit:	[4-5]

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RIDER DATA PAGE

SPOUSAL BENEFICIARY CONTINUATION AGE:	[76]

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DEFINITIONS

For the purposes of this Rider, the following Definitions apply:

NET PURCHASE PAYMENT

Net Purchase Payment is a factor used to calculate the Return of Purchase Payment Death Benefit.

SPOUSAL BENEFICIARY CONTINUATION CONTRIBUTION (“CONTINUATION CONTRIBUTION”) AMOUNT

The Continuation Contribution Amount is an amount by which the death benefit that would have been paid to the Spousal Beneficiary upon the death of the original Owner exceeds the Contract Value as of the date the Required Documentation is received by Us. We will apply this amount, if any, to the Contract Value upon spousal continuation.

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RETURN OF PURCHASE PAYMENT DEATH BENEFIT PROVISIONS

CALCULATION OF NET PURCHASE PAYMENT

Net Purchase Payment equals the Purchase Payment received, reduced proportionately by the percentage by which each Withdrawal reduced the Contract Value.

CALCULATION OF THE RETURN OF PURCHASE PAYMENT DEATH BENEFIT AMOUNT

At the time of Your death, We will pay a death benefit to the Beneficiary upon Our receipt of all Required Documentation.

The return of purchase payment death benefit is the greater of (1) or (2) where:

1.	is the Contract Value; or
2.	is the Net Purchase Payment.

SPOUSAL BENEFICIARY CONTINUATION CONTRIBUTION

If eligible, the Spousal Beneficiary may elect to continue the Contract to which this Rider is attached. On the Continuation Date, We will contribute to the Contract Value, an amount by which the death benefit that would have been paid to the Spousal Beneficiary exceeds the Contract Value, if any, as of the Business Day on which We receive all Required Documentation.

If the Spousal Beneficiary continues the Contract to which this Rider is attached, no death benefit is paid out to the Spousal Beneficiary on the Continuation Date. Upon the Spousal Beneficiary’s death, We will pay a death benefit to the Beneficiary upon Our receipt of all Required Documentation.

Any applicable Continuation Contribution Amount will be applied to the Contract Value proportionally according to the current Allocation Account(s) on the day of the credit.

The Continuation Contribution Amount attributed to the Strategy Account Option(s) will result in a dollar for dollar increase to the Interim Value for each Strategy Account Option. Additionally, the Strategy Base for each Strategy Account Option will increase in the same proportion as the increase to the Interim Value.

CALCULATION OF NET PURCHASE PAYMENT UPON SPOUSAL CONTINUATION

On the Continuation Date, if the Spousal Beneficiary is younger than the Spousal Beneficiary Continuation Age shown on the RIDER DATA PAGE and the Return of Purchase Payment Death Benefit Amount is greater than the Net Purchase Payment, the Net Purchase Payment will increase to the Return of Purchase Payment Death Benefit Amount.

CALCULATION OF DEATH BENEFIT UPON SPOUSAL CONTINUATION

If the Spousal Beneficiary is younger than the Spousal Beneficiary Continuation Age shown on the RIDER DATA PAGE, on the Continuation Date, this Rider will continue and the death benefit is equal to the greater of (1) or (2), where:

1.	the Contract Value on the Business Day during which We receive all Required Documentation; or
2.

the Net Purchase Payment as of the Continuation Date, reduced proportionately for any withdrawals taken after the Continuation Date by the percentage by which each such Withdrawal reduced the Contract Value.

If the Spousal Beneficiary is the Spousal Beneficiary Continuation Age, as shown on the RIDER DATA PAGE, or older on the Continuation Date, the Rider is terminated on the Continuation Date and the amount of the death benefit is the Contract Value on the Business Day during which We receive all Required Documentation.

PERIODIC REPORTS

Before this Rider terminates and at least once during each Contract Year, We will send You a statement of the account activity of the Contract. Upon Your request, we will provide You with additional status statements at no additional charge. The statement shall contain (1) the beginning and the end date of the report period, (2) the Contract Value, and the Interim Values, if any, at the beginning and end of the period, (3) the Cash Value at the end of the report period, (4) a reconciliation of all financial transactions that occurred during the report period, and (5) the value of the Return of Purchase Payment Death Benefit Amount at the end of the report period.

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TERMINATION OF THIS RIDER

This Rider will terminate upon the occurrence of one of the following:

(1) Payment of the death benefit resulting in the termination of the Contract;

(2) the Contract Value is reduced to zero;

(3) beginning an Income Plan; or

(4) on the Continuation Date, the Spousal Beneficiary’s Age meets or exceeds the Spousal Beneficiary Continuation Age.

Signed for the Company to be effective on the Contract Date.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

© The United States Life Insurance Company in the City of New York. All Rights Reserved.

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